UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2010.

Commission File Number: 001-34754

China New Borun Corporation

(Translation of Registrant’s name into English)

Bohai Industrial Park
Yangkou Town
Shouguang, Shandong

People’s Republic of China 262715

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

China New Borun Announces Second Quarter 2010 Financial Results

2Q10 Revenue and Net Income Increased 155% Year-Over-Year

2Q10 Cash from Operations Increased to RMB138 million

Phase III Daqing Expansion on Track and on Schedule

Beijing, China, August 4, 2010 — China New Borun Corporation (NYSE: BORN; “Borun” or the “Company”), a leading producer and distributor of corn-based edible alcohol in China, today announced unaudited financial results for the second quarter of 2010.

Second Quarter 2010 Financial Highlights

•                Total revenue increased 154.5% to RMB432.5 million ($63.7 million(1)) from RMB169.9 million in the second quarter of 2009.

•                Gross profit increased 149.9% to RMB102.1 million ($15.0 million) from RMB40.9 million in the second quarter of 2009.

•                Net income increased 154.8% to RMB67.1 million ($9.9 million) from RMB26.3 million in the second quarter of 2009.

•                Diluted earnings per American Depositary Share (“ADS”) were RMB3.16 ($0.46) for the quarter ended June 30, 2010. Each ADS represents one of the Company’s ordinary shares.

Mr. Jinmiao Wang, Chairman and Chief Executive Officer of Borun, commented, “We are very pleased with our second quarter financial results, which marks our first quarter reporting as a publicly-traded company.  Our rapid growth in revenue for both edible alcohol and by-products, as well as our strong operating cash flows, demonstrate the advantages of our business model and our unique competitive position.

“We are also glad to announce significant progress in several of our growth initiatives.  We started construction on Phase III of our Daqing facility this quarter, and we expect to complete Phase III on schedule by the end of this year.  We have also completed the construction of our liquid carbon dioxide project at the Shouguang facility, which has already generated revenue since July. With the completion of Phase III of our Daqing facility, we estimate we will be the second largest edible alcohol producer in China.”

Second Quarter 2010 Financial Performance

Second quarter 2010 revenue increased by 154.5% year-over-year to RMB432.5million ($63.7 million) from RMB169.9 million in the same period of 2009.  The increase was primarily due to the following:

•                Revenue from edible alcohol increased by 156.0% to RMB301.0 million ($44.3million) in the second quarter of 2010 compared to RMB117.6 million in the second quarter of 2009 primarily as a result of the increase in sales volume during this period, in turn due to the increase in production capacity resulting from the completion of both Phase II at Shouguang

(1)          This press release contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars for the quarter ended June 30, 2010, were made at a rate of RMB6.7909 to USD1.00 as published by the People’s Bank of China on June 30, 2010. China New Borun Corporation makes no representation that the Renminbi or US dollar amounts referred to in this press release could have been or could be converted into US dollars or Renminbi, at any particular rate or at all.

facility and Phase II at Daqing facility during the third quarter of 2009, and an increase in sales price per ton. Sales volume increased by 117.6% to 65,410 tons and sales price increased by 17.7% to RMB4,601 per ton in the second quarter of 2010.

•                Revenue from DDGS Feed increased by 108.2% to RMB80.1  million ($11.8 million) in the second quarter of 2010, compared to RMB38.5 million in the prior year period, due to the Company’s expanded production capacity driving an increase in sales volume, partly offset by a decrease in sales price per ton. Sales volume increased by 115.8% to 45,334 tons and sales price decreased by 3.5% to RMB1,767 per ton in the second quarter of 2010.

•                Revenue from Corn Germ increased by 286.2% to RMB51.4 million ($7.6 million) in the second quarter of 2010 compared to RMB13.3 million in the second quarter of 2009, mainly driven by the Company’s expansion of production capacity and improvement of production yield, both resulting in increased sales volume, as well as a higher sales price per ton. Sales volume increased by 212.6% to 15,670 tons and sales price increased by 23.6% to RMB3,279 per ton in the second quarter of 2010.

During the second quarter of 2010, gross profit increased by 149.9% to RMB102.1 million ($15.0 million) from RMB40.9 million in the prior year period.  Gross margin for the second quarter of 2010 was 23.6%, compared to 24.1% in the second quarter of 2009.  Gross margin in the second quarter of 2009 was slightly higher than the second quarter of 2010, as corn prices were lower in the second quarter of 2009, and the lower corn price was not fully reflected in lower sales prices for edible alcohol in 2009.

Operating income increased by 141.8% to RMB90.7 million ($13.4 million) in the second quarter of 2010, from RMB37.6 million in the same period of 2009, as a result of the Company’s strong revenue growth.

Selling expenses, increased by 45.9% to RMB0.6 million ($0.1 million) in the second quarter of 2010 compared to RMB0.4 million in the same period in 2009, reflecting an increase in expenses for the sales force, as the Company continued to expand its sales and marketing efforts.

General and administrative expenses increased by 270.7% to RMB10.8 million ($1.6 million) in the second quarter of 2010 compared to RMB2.9 million in the same period of 2009, reflecting an increase in administrative staff costs, professional fees and other expenses in connection with maintaining the Company’s status as a publicly-traded company.

Income tax expenses in the second quarter of 2010 were RMB21.7 million ($3.2 million), representing an effective tax rate of 24.5%, increasing from RMB9.1 million in the same period of 2009.  As the effective tax rate remained relatively stable, the increase was consistent with the increase of income before income tax expenses.

Net income increased 154.8% to RMB67.1 million ($9.9 million) in the second quarter of 2010, compared to RMB26.3 million in the same quarter of 2009.  Diluted earnings per share and per ADS were RMB3.16 ($0.46) in the second quarter of 2010.  The Company had approximately 17.2 million weighted average diluted shares outstanding during the quarter ended June 30, 2010.

As of June 30, 2010, the Company had cash and bank deposits of RMB391.2 million ($57.6 million), compared to RMB105.8 million as of December 31, 2009.  Cash flows provided by operating activities for the six months ended June 30, 2010 were approximately RMB165.2 million ($24.3 million) due to strong operation results.

Initial Public Offering

On June 11, 2010, Borun completed an initial public offering of 5.725 million ADSs representing 5.725 million ordinary shares at a price of $7.00 per ADS. This represented 22.3% of the 25.725 million total outstanding shares following the initial public offering. The net proceeds from the initial public offering, after deducting a total of $4.2 million of underwriting discounts, commissions and offering expenses, totaled $35.9 million.

Ms. Ann Yu, Chief Financial Officer of Borun, stated, “We are excited to move forward into the second half of 2010 with a highly flexible financial position.  Our cash balance following the initial public offering was approximately RMB391.2 million ($57.6 million), and we are confident that the combination of our solid cash on hand, growing operating cash flows, and existing credit facility with local banks will provide us enough capital to execute on our immediate expansion plans.  Given the strong demand for our products, we anticipate strong sales with respect to our expanded capacity, which could lead to higher revenue and profits in 2011 and beyond.”

Financial Outlook

The Company estimates that its revenue for the full year of 2010 will be in the range of RMB1,650 million ($243.0 million) to RMB1,670 million ($245.9 million), an increase of approximately 55.7% to 57.5% over the previous year.

This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

The Company will hold a conference call at 8:00 am ET on August 05, 2010 to discuss second quarter results.  Listeners may access the call by dialing:

United States toll free:	1-888-396-2369
Hong Kong toll free:	###-##-####
South China toll free (China Telecom):	10-800-130-0399
North China toll free (China Telecom):	10-800-152-1490
South China toll free (China Netcom):	10-800-852-1490
International:	1-617-847-8710
Conference ID:	69908506

A telephone replay will become available beginning two hours after the conclusion of the call and will be available through August 12, 2010. Listeners may access the replay by dialing:

United States toll free:	1-888-286-8010
International:	1-617-801-6888
Conference ID:	47658065

Additionally, a live and archived webcast of the conference call will be available at http://ir.chinanewborun.com.

About China New Borun Corporation

China New Borun Corporation is a leading producer and distributor of corn-based edible alcohol in China.  Borun’s edible alcohol products are primarily sold as an ingredient to producers of baijiu, a popular grain-based alcoholic beverage that is sold throughout China in retail stores, restaurants and bars. The Company also produces DDGS Feed and Corn Germ as by-products of edible alcohol production and began producing liquid carbon dioxide from waste carbon dioxide produced during the alcohol production process in July 2010.  China New Borun is based in Shouguang, Shandong Province.  Additional information about the company can be found at www.chinanewborun.com and in documents filed with the U.S. Securities and Exchange Commission (“SEC”), which are available on the SEC’s website at www.sec.gov.

Forward-looking Statements

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement.

CHINA NEW BORUN CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	December 31, 2009	June 30, 2010
	RMB	RMB	US$
Assets
Cash	105,785,067	391,213,394	57,608,475
Trade accounts receivable, net of allowance for doubtful accounts of RMB, respectively	71,397,615	147,806,564	21,765,387
Inventories	49,085,059	71,447,949	10,521,131
Advance to suppliers	9,352,257	—	—
Other receivables	15,190,678	598,190	88,087
Prepaid expenses	996,831	267,983	39,462
Total current assets	251,807,507	611,334,080	90,022,542
Property, plant and equipment, net	461,978,632	542,910,192	79,946,722
Land use right, net	27,120,739	26,869,270	3,956,658
Intangible assets, net	24,953,743	23,040,621	3,392,867
Total assets	765,860,621	1,204,154,163	177,318,789

Liabilities and shareholders’ equity
Trade accounts payable	41,750,889	142,079,334	20,922,018
Accrued expenses and other payables	34,683,542	44,191,541	6,507,465
Income taxes payable	30,016,801	24,445,884	3,599,800
Short-term borrowings	143,200,000	113,200,000	16,669,366
Total current liabilities	249,651,232	323,916,759	47,698,649
Total liabilities	249,651,232	323,916,759	47,698,649
Commitment and contingencies	—
Shareholders’ equity

Class A convertible preference share — (December 31, 2009: par value of RMB0.0068259, 3,711.952 shares authorized, issued and outstanding; June 30, 2010: Nil)	25	—	—

Class B convertible preference share — (December 31, 2009: par value of RMB0.0068259, 1,065.330 shares authorized, issued and outstanding; June 30, 2010: Nil)	7	—	—

Class C convertible preference share — (December 31, 2009: par value of RMB0.0068259, 374.907 shares authorized, issued and outstanding; June 30, 2010: Nil)	3	—	—

Ordinary share — (December 31, 2009: par value of RMB0.0068259, 14,847,811 shares authorized, issued and outstanding; June 30, 2010: par value of RMB0.0068259, 100,000,000 shares authorized, 25,725,000 shares issued and outstanding)	101,350	175,596	25,725

Additional paid-in capital	227,157,411	465,555,163	68,555,738
Retained earnings — appropriated	41,314,903	41,314,903	6,083,863
Retained earnings — unappropriated	247,863,898	373,411,407	54,987,028
Accumulated other comprehensive income (loss)	(228,208)	(219,665)	(32,214)
Total shareholders’ equity	516,209,389	880,237,404	129,620,140
Total liabilities and shareholders’ equity	765,860,621	1,204,154,163	177,318,789

CHINA NEW BORUN CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	For the three months period ended,
	June 30, 2009	March 31, 2010	June 30, 2010
	(RMB)	(RMB)	(RMB)	(US$)

Revenues	169,906,968	388,768,417	432,469,590	63,683,693
Cost of goods sold	129,038,886	301,674,443	330,324,880	48,642,283
Gross profit	40,868,082	87,093,974	102,144,710	15,041,410
Operating expenses:
Selling	435,902	613,196	635,830	93,630
General and administrative	2,902,411	6,024,293	10,759,284	1,584,368
Total operating expenses	3,338,313	6,637,489	11,395,114	1,677,998
Operating income	37,529,769	80,456,485	90,749,596	13,363,412
Other (income) expenses:
Interest income	(65,768)	(36,824)	(156,239)	(23,007)
Interest expense	2,376,050	2,056,267	1,849,998	272,423
Others, net	(203,333)	(353,268)	218,007	32,103
Total other expense, net	2,106,949	1,666,175	1,911,766	281,519
Income before income taxes	35,422,820	78,790,310	88,837,830	13,081,893
Income tax expense	9,084,620	20,339,461	21,741,170	3,201,515
Net income	26,338,200	58,450,849	67,096,660	9,880,378
Participation in undistributed earnings by preference shareholders	(6,390,684)	(15,056,939)	(12,687,683)	(1,868,336)
Net income attributable to ordinary shareholders	19,947,516	43,393,910	54,408,977	8,012,042

Earnings per share:
Basic and diluted	1.34	2.92	3.16	0.46

Weighted average ordinary shares outstanding:
Basic and diluted	14,847,811	14,847,811	17,238,402	17,238,402

CHINA NEW BORUN CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	For the six months period ended,
	June 30, 2009	June 30, 2010
	(RMB)	(RMB)	(US$)
Revenues	346,692,802	821,238,007	120,932,131
Cost of goods sold	267,842,686	631,999,323	93,065,621
Gross profit	78,850,116	189,238,684	27,866,510
Operating expenses:
Selling	1,058,734	1,249,026	183,926
General and administrative	6,844,765	16,783,577	2,471,481
Total operating expenses	7,903,499	18,032,603	2,655,407
Operating income	70,946,617	171,206,081	25,211,103
Other (income) expenses:
Interest income	(172,878)	(193,063)	(28,430)
Interest expense	5,020,941	3,906,265	575,221
Others, net	(429,474)	(135,261)	(19,918)
Total other expense, net	4,418,589	3,577,941	526,873
Income before income taxes	66,528,028	167,628,140	24,684,230
Income tax expense	15,840,370	42,080,631	6,196,621
Net income	50,687,658	125,547,509	18,487,609

Participation in undistributed earnings by preference shareholders	(11,260,575)	(27,744,622)	(4,085,559)
Net income attributable to ordinary shareholders	39,427,083	97,802,887	14,402,050

Earnings per share:
Basic and diluted	2.66	6.09	0.90
Weighted average ordinary shares outstanding:
Basic and diluted	14,847,811	16,049,711	16,049,711

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China New Borun Corporation
(Registrant)

Date	August 5, 2010	By	/s/ Jinmiao Wang
Name: Jinmiao Wang
Title: Chairman and Chief Executive Officer